Securities and exchange commission

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Arotech Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

042682 20 3

(CUSIP Number)

Ephraim Fields

Echo Lake Capital

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 251-3381

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

March 25, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 042682 20 3	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Ephraim Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,175,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,175,273
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 042682 20 3	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Keith Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 337,251*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 337,251*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

*	As the sole Managing Member of Cruiser Capital Advisors, LLC, which acts as the investment advisor to pooled investment vehicles (the “Cruiser Portfolios”) on a discretionary basis, he has the power to direct the affairs of Cruiser Capital Advisors, LLC, which has sole voting and dispositive power over the 336,728 shares of Common Stock held on behalf of the Cruiser Portfolios. Mr. Rosenbloom owns 523 Shares of record in his personal account.

CUSIP No. 042682 20 3	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 336,728
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 336,728
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 042682 20 3	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Lawrence F. Hagenbuch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 042682 20 3	Page 6 of 11 Pages

AMENDED SCHEDULE 13D

This Sixth Amended Schedule 13D (this “Schedule 13D/A”) amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission and is being filed by Ephraim Fields and relates to common stock, par value $0.01 per share (the “Common Stock”) of Arotech Corporation, a Delaware corporation (the “Company” or the “Issuer”).

This Schedule 13D/A is being filed jointly by the parties identified below. It is being filed, in part, to reflect the fact that Keith Rosenbloom, Cruiser Capital Advisors, LLC and Lawrence F. Hagenbuch are no longer deemed to constitute a “group” with Mr. Fields for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because Mr. Fields has ceased his proxy solicitation (as described more fully herein).

Ephraim Fields expressly disclaims beneficial ownership of securities held by Keith Rosenbloom, Cruiser Capital Advisors, LLC and Lawrence F. Hagenbuch. The securities reported herein as being beneficially owned by Mr. Fields do not include any securities held by Mr. Rosenbloom, Cruiser Capital Advisors, LLC or Mr. Hagenbuch.

Mr. Rosenbloom, on his own behalf and on behalf of Cruiser Capital Advisors, LLC, and Mr. Hagenbuch expressly disclaim beneficial ownership of securities held by Mr. Fields and by each other. The securities reported herein (if any) as being beneficially owned by Mr. Rosenbloom (on his own behalf and on behalf of Cruiser Capital Advisors, LLC) and Mr. Hagenbuch do not include any securities held by each other or by Mr. Fields.

Item 1. Security and Issuer

Securities acquired:	Common Stock

Issuer:	Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108

Item 2. Identity and Background

(a) This Schedule 13D/A is filed by Ephraim Fields.

Each of the persons identified in this Schedule 13D/A is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to a Joint Filing Agreement that was previously filed with the Securities and Exchange Commission. Subsequent to the filing of this Schedule 13D/A, Keith Rosenbloom, Cruiser Capital Advisors, LLC and Lawrence F. Hagenbuch will cease reporting on Schedule 13D as none of them own more than five percent of the Common Stock and they are no longer deemed to constitute a “group” with Mr. Fields for purposes of Section 13(d)(3) of the Exchange Act, as Mr. Fields has ceased his proxy solicitation

(b) The principal place of business for Ephraim Fields is c/o Echo Lake Capital, 888 Seventh Avenue, 17th Floor, New York, NY 10019.

CUSIP No. 042682 20 3	Page 7 of 11 Pages

The principal place of business for Keith Rosenbloom is c/o Cruiser Capital Advisors, LLC, 888 Seventh Avenue, 17th Floor, New York, NY 10019.

The principal place of business for Lawrence F. Hagenbuch is 4309 Larchmont Ave., Dallas, TX 75205.

(c) Ephraim Fields is the founder of Echo Lake Capital, a value-oriented investment firm focused on U.S. equities. His principal occupation is investing.

Keith Rosenbloom is the Managing Member of Cruiser Capital Advisors, LLC, and he manages the Cruiser Portfolios. His principal occupation is investing.

Lawrence F. Hagenbuch is the Chief Operating Officer and Chief Financial Officer for J. Hilburn, Inc., a custom clothier for men.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ephraim Fields, Keith Rosenbloom and Lawrence F. Hagenbuch are each a citizen of the United States of America. Cruiser Capital Advisors, LLC is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds

As of the date of this Schedule 13D/A, Ephraim Fields had invested $4,858,149 (inclusive of brokerage commissions) to purchase 2,175,273 shares of Common Stock of the Issuer. As of the date of this Schedule 13D/A, Ephraim Fields had invested $16,350 (inclusive of brokerage commissions) to purchase over the counter market American-style put options referencing 6,000 Shares, which have an exercise price of $5.00 per share and expire on May 16, 2016. As of the date of this Schedule 13D/A, Ephraim Fields received proceeds of $28,008 (inclusive of brokerage commissions) from the short sale of over the counter market American-style call options referencing 180,000 Shares, which have an exercise price of $2.50 per share and expire on May 16, 2016. The source of these funds was personal investment capital.

As of the date of this Schedule 13D/A, Keith Rosenbloom had invested $1,292 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was personal investment capital.

As of the date of this Schedule 13D/A, Cruiser Capital Advisors, LLC had invested $738,981 (inclusive of brokerage commissions) in Common Stock of the Issuer. The source of these funds was working capital.

CUSIP No. 042682 20 3	Page 8 of 11 Pages

Item 4. Purpose of the Transaction

The Reporting Persons purchased the Common Stock for investment purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of Common Stock desirable, each Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Each Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable.

Except to the extent discussed herein, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Each Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Person’s investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing additional shares, selling some or all of its shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

On March 25, 2016, Mr. Fields entered into an agreement with the Company (the “Settlement Agreement”) to settle the pending proxy contest in connection with the Company’s 2016 Annual Meeting of Stockholders, which will be held on Monday, May 9, 2016. Under terms of the Settlement Agreement, Mr. Hagenbuch, a nominee on Mr. Fields’s proposed slate of directors, joined the Company’s Board of Directors on March 25, 2016 as a Class II director, to serve as a director until the Company’s 2017 annual meeting of stockholders, and was appointed to the Company’s Compensation, Nominating, and Executive and Finance Committees. Mr. Hagenbuch is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, Mr. Fields as to how he will act or vote on any issue or question as a member of the Company’s Board of Directors or its Committees.

As part of the Settlement Agreement, the Company and Admiralty Partners, Inc. will shorten their voting agreement by one year. Additionally, as part of the Settlement Agreement, Mr. Fields will withdraw his slate of director nominees and will vote for the election of the slate of directors that will be nominated by the Company at its 2016 Annual Meeting of Stockholders. The parties have also agreed to certain non-disparagement restrictions through July 20, 2016, and the Company agreed to pay Mr. Fields’s out-of-pocket expenses incurred in connection with the Company’s 2016 Annual Meeting in an amount up to $25,000.

The foregoing description of the Settlement Agreement is a summary of the material terms of the Settlement Agreement and is qualified in its entirety by the terms of the Settlement Agreement, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

CUSIP No. 042682 20 3	Page 9 of 11 Pages

Item 5. Interest in Securities of the Issuer

(a) - (b) Ephraim Fields beneficially owns in the aggregate 2,002,596 shares of Common Stock (including 200,800 Shares underlying certain sold-short put options), which represents approximately 8.2% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 26,461,245 shares of Common Stock issued and outstanding as of March 11, 2016 as reported in the Company’s Form 10-K filed with the SEC on March 15, 2016.

Ephraim Fields has the sole power to vote or to direct the voting of all such shares described herein.  Mr. Fields has the sole power to dispose or direct the disposition of all such shares described herein.  Mr. Fields does not have shared power to vote or to direct the vote of any such shares described herein, and does not have shared power to dispose or direct the disposition of any such shares described herein.

Keith Rosenbloom beneficially owns in the aggregate 337,251 shares of Common Stock, which represents approximately 1.3% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 26,461,245 shares of Common Stock issued and outstanding as of March 11, 2016 as reported in the Company’s Form 10-K filed with the SEC on March 15, 2016.

Keith Rosenbloom is the sole Managing Member of Cruiser Capital Advisors, LLC, which acts as the investment advisor to pooled investment vehicles (the “Cruiser Portfolios”) on a discretionary basis. 336,728 of the shares of Common Stock that are beneficially owned by Mr. Rosenbloom are held of record or beneficially by Cruiser Capital Advisors, LLC on behalf of the Cruiser Portfolios. Because Mr. Rosenbloom is a Managing Member of Cruiser Capital Advisors, LLC, he has the power to direct the affairs of Cruiser Capital Advisors, LLC, which has sole voting and dispositive power over the shares of Common Stock held on behalf of the Cruiser Portfolios. Mr. Rosenbloom owns 523 Shares of record in his personal account.

Lawrence F. Hagenbuch does not own any shares of Common Stock.

(c) Ephraim Fields has not effected any transactions in shares of Common Stock since the filing of the last amendment to this Statement.

Keith Rosenbloom has not effected any transactions in shares of Common Stock since the filing of the last amendment to this Statement.

Cruiser Capital Advisors, LLC has not effected any transactions in shares of Common Stock since the filing of the last amendment to this Statement.

CUSIP No. 042682 20 3	Page 10 of 11 Pages

Lawrence F. Hagenbuch has not effected any transactions in shares of Common Stock since the filing of the last amendment to this Statement.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed, Ephraim Fields has (i) purchased over the counter market American-style put options referencing 6,000 Shares, which have an exercise price of $5.00 per share and expire on May 16, 2016; and (ii) sold short short sale of over the counter market American-style call options referencing 180,000 Shares, which have an exercise price of $2.50 per share and expire on May 16, 2016.

With respect to the Cruiser Portfolios, Cruiser Capital Advisors, LLC may be entitled to an allocation of a portion of profits, if any, and a management fee.

Keith Rosenbloom and Lawrence F. Hagenbuch were indemnified by Ephraim Fields for liabilities they may have incurred in connection with the intended solicitation of proxies for use at the 2016 Annual Meeting of Stockholders of the Issuer, which Mr. Fields has ceased. Mr. Fields also reimbursed Messrs. Rosenbloom and Hagenbuch for expenses that they reasonably incurred in connection with the intended solicitation of proxies. Mr. Hagenbuch is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, Mr. Fields as to how he will act or vote on any issue or question as a member of the Company’s Board of Directors or its Committees.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1	Settlement Agreement made and entered into as of March 25, 2016 by and between Arotech Corporation and Ephraim Fields.

CUSIP No. 042682 20 3	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2016

/s/ Ephraim Fields Ephraim Fields
/s/ Keith Rosenbloom Keith Rosenbloom
Cruiser Capital Advisors, LLC By: /s/ Keith Rosenbloom Name: Keith Rosenbloom Title: Managing Member
/s/ Lawrence F. Hagenbuch Lawrence F. Hagenbuch